FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	May, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Enclosures:

Press Release, dated May 15th, 2006, relating to: Lafarge Successfully Completes Cash Tender Offer For Lafarge North America.

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, May 15, 2006

LAFARGE SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR LAFARGE NORTH AMERICA

Lafarge, the world leader in building materials, has today announced that it has successfully completed its cash tender offer for the 46.8% minority stake in Lafarge North America (NYSE & TSX: LAF) that it did not previously own. Lafarge now holds approximately 92.37% of the shares of Lafarge North America (“LNA”).

“We are pleased with the swift and successful completion of our tender offer. This transaction will create value for our shareholders and will immediately be accretive to our earnings per share.

We will now work together with our North American teams to deliver the benefits of this transaction. We will streamline our processes, accelerate decision-making and pursue business and growth opportunities even more effectively in the attractive North American market”, said Bruno Lafont, Chief Executive Officer of Lafarge.

The offer and withdrawal rights expired at 12:00 midnight, New York City time, on Friday, May 12, 2006, and Lafarge has accepted for payment all shares tendered. According to the report of the depositary for the tender offer, Lafarge acquired approximately 34, 253, 627 shares of LNA common stock (including guaranteed deliveries) pursuant to the tender offer. In addition, Lafarge has accepted for payment all exchangeable preference shares of Lafarge Canada tendered pursuant to an offer for exchangeable preference shares that also expired at 12 midnight, New York City time, on Friday, May 12, 2006. According to the report of the depositary for the exchangeable preference shares tender offer, Lafarge acquired approximately 444,230 exchangeable preference shares (including guaranteed deliveries) pursuant to the tender offer. Lafarge thus acquired a total of 34,697,857 LNA common shares and Lafarge Canada exchangeable shares and holds approximately 92.37% of the LNA common shares and Lafarge Canada exchangeable preference shares taken together as a single class.

Lafarge expects to acquire the remaining shares of LNA not owned by Lafarge or its subsidiaries through a short-form merger. Following the merger, detailed instructions will be mailed outlining the steps that LNA shareholders who did not tender their shares must take in order to obtain payment. After completion of the merger, LNA will be a wholly-owned subsidiary of Lafarge.

LNA will deliver notices to the United States Securities and Exchange Commission requesting the deregistration of LNA shares and to the New York Stock Exchange and the Toronto Stock Exchange requesting the delisting of LNA shares following the completion of the short-form merger.

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Note to Editors

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billions in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

Lafarge North America is one of the largest publicly traded construction materials providers in North America. Prior to the tender offer, Lafarge North America was a 53.2%-owned subsidiary of Lafarge.

Contacts

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-11-26 yvon.brindamour@lafarge.com

Lucy Wadge : 33-1 44-34-19-47 lucy.wadge@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Louisa Pearce-Smith: 33-1 44-34-18-18 louisa.pearce-smith@lafarge.com	Stéphanie Billet: 33-1 44-34-94-59 stephanie.billet@lafarge.com

Statements made in this press release that are not historical facts, with respect to the benefits and value creation of the transaction, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: whether the conditions of the tender offer will be satisfied; the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Company does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets and, in particular, in North America; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including the Company’s Reference Document and Annual Report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 15th, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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